Exhibit 99.1

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.             Amended 01/01/11

Name of Entity:	Radiopharm Theranostics Limited (ASX: RAD)
ABN:	57 647 877 889

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Bruce Goodwin
Date of Last Notice:	19 November 2025

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or Indirect Interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Sundial Management Pty Limited of which Mr Goodwin is a Director and Shareholder.

Date of change	17 September 2026

No. of securities held prior to change	Nil

Class	a. Fully Paid Ordinary Shares
b. Listed Options

Number acquired	a. 2,777,778 Fully Paid Ordinary Shares
b. 2,777,778 Listed Options, EXP 31 Jul 29, EX $0.018

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	a. $25,000 ($0.009 per Share) b. Nil

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held after change		Shares	Options
	Indirect	2,777,778	2,777,778

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of securities by way of participation in Securities Purchase Plan, following shareholder approval at the EGM held on 11 September 2026.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Part 3 – Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 3

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.             Amended 01/01/11

Name of Entity:	Radiopharm Theranostics Limited (ASX: RAD)
ABN:	57 647 877 889

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Ian Turner
Date of Last Notice:	27 August 2026

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or Indirect Interest	Direct and indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Superannuation fund

Date of change	17 September 2026

No. of securities held prior to change		Shares	Options
	Direct	2,530,595	21,956,926
	Indirect	7,454,697	70,422
	Total	9,985,292	22,027,348

Class	a. Fully Paid Ordinary Shares
b. Listed Options

Number acquired	Direct
a. 1,222,222 Fully Paid Ordinary Shares
b. 1,222,222 Listed Options, EXP 31 Jul 29, EX $0.018

Indirect
a. 1,555,556 Fully Paid Ordinary Shares
b. 1,555,556 Listed Options, EXP 31 Jul 29, EX $0.018

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	a. $25,000 ($0.009 per Share) b. Nil

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held after change		Shares	Options
	Direct	3,752,817	23,179,148
	Indirect	9,010,253	1,625,978
	Total	12,763,070	24,805,126

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of securities by way of participation in Securities Purchase Plan, following shareholder approval at the EGM held on 11 September 2026.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Part 3 – Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 3

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.             Amended 01/01/11

Name of Entity:	Radiopharm Theranostics Limited (ASX: RAD)
ABN:	57 647 877 889

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Paul Hopper
Date of Last Notice:	27 August 2026

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or Indirect Interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A

Date of change	17 September 2026

No. of securities held prior to change		Shares	Options
	Direct	53,900,000	26,142,000
	Indirect	93,821,428	9,017,518
	Total	147,721,428	35,159,518

Class	a. Fully Paid Ordinary Shares
b. Listed Options
Number acquired	Indirect
a. 2,777,778 Fully Paid Ordinary Shares
b. 2,777,778 Listed Options, EXP 31 Jul 29, EX $0.018

Number disposed	Nil

Value/Consideration	a. $25,000 ($0.009 per Share)
Note: If consideration is non-cash, provide details and estimated valuation	b. Nil

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held after change		Shares	Options
	Direct	53,900,000	26,142,000
	Indirect	96,599,206	11,795,296
	Total	150,499,206	37,937,296

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of securities by way of participation in Securities Purchase Plan, following shareholder approval at the EGM held on 11 September 2026.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Part 3 – Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 3

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.             Amended 01/01/11

Name of Entity:	Radiopharm Theranostics Limited (ASX: RAD)
ABN:	57 647 877 889

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Riccardo Canevari
Date of Last Notice:	27 August 2026

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or Indirect Interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A

Date of change	17 September 2026

No. of securities held prior to change		Shares	Options
	Direct	20,029,986	183,412,299
	Indirect	2,650,000	-
	Total	22,679,986	183,412,299

Class	a. Fully Paid Ordinary Shares
b. Listed Options

Number acquired	a. 3,888,889 Fully Paid Ordinary Shares
b. 3,888,889 Listed Options, EXP 31 Jul 29, EX $0.018

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	a. $35,000 ($0.009 per Share) b. Nil

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held after change		Shares	Options
	Direct	23,918,875	187,301,188
	Indirect	2,650,000	-
	Total	26,568,875	187,301,188

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of securities by way of participation in Securities Purchase Plan, following shareholder approval at the EGM held on 11 September 2026

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Part 3 – Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 3